Exhibit 1

Release to the Market

29 July 2005

Westpac provides updated Australian business credit data

At Westpac’s annual Market Update Day on 21 July 2005, Westpac provided information on recent credit growth.

To assist the market in reconciling Westpac’s data on business credit growth and the RBA credit statistics, we are providing information on Westpac’s total business credit and the contribution of Business and Consumer Banking (BCB) to this number.

It is important to note that the APRA banking statistics for business are not comparable with the RBA credit statistics due to different lending classifications and because the APRA data includes lending to governments and authorised deposit taking institutions unlike the RBA series.

For May and June 2005, Westpac’s ‘Other mainly business’ credit to the private sector was:

$m	May 2005	June 2005
Total Westpac ‘Other mainly business’ credit	54,350	54,039
Total Westpac ‘Other mainly business’ credit represented by BCB	37,278	37,661

This data directly aligns to RBA ‘Other mainly business’ credit.

The above information for BCB business credit also closely aligns to the business loans and acceptance data we provide in our result announcements and at our recent Market Update Day.  That said, there are some differences in these measures principally due to the inclusion of government lending in our published accounts.

Our analysis of ‘Other mainly business’ credit over time shows that business credit other than BCB (including WIB and other business credit) tends to be more volatile (for example, WIB lending includes items such as large bridging facilities or warehoused assets).

This volatility is evident in the June credit aggregates where, although BCB business credit increased 1%, aggregate business credit for Westpac has fallen by 0.6%.  The decline in overall business credit was due to the anticipated runoff of some corporate bridging facilities.

In the future, we will continue to provide clarity on these numbers and in this regard we would appreciate feedback on how this might be achieved.

Further Information:

Andrew Bowden		David Lording
Head of Investor Relations		Head of Media Relations
Phone	(02) 9226 4008	Phone	(02) 9226 3510
Mobile	043 828 4863	Mobile:	0419 188 126